EXHIBIT 99.1

Osisko Announces the Vote Results from Its Annual Meeting of Shareholders

MONTRÉAL, June 24, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) announces that, at the annual meeting of shareholders held on June 22, 2020, each of the 9 nominees listed in the management information circular filed on May 20, 2020 (the “Circular”) with regulatory authorities were elected as directors of the Corporation.

Election of Directors

Based on the proxies received and the votes by ballot, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

RESOLUTION No1 Name of Nominee	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) WITHHELD
Honorable John R. Baird	119,475,799	99.65	425,058	0.35
Françoise Bertrand	119,462,309	99.63	438,548	0.37
John Burzynski	98,081,698	81.80	21,819,159	18.20
Christopher C. Curfman	119,541,059	99.70	359,798	0.30
Joanne Ferstman	118,540,387	98.87	1,360,470	1.13
W. Murray John	119,546,602	99.70	354,255	0.30
Pierre Labbé	119,320,100	99.52	580,757	0.48
Charles E. Page	119,593,070	99.74	307,787	0.26
Sean Roosen	116,192,479	96.91	3,708,378	3.09

Appointment and Remuneration of Auditor

Based on the proxies received and the votes by ballot, PricewaterhouseCoopers, LLP, Chartered Professional Accountants, was appointed as independent auditor of the Corporation for the ensuing year and the directors are authorized to fix its remuneration, with the following results:

RESOLUTION No2	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) WITHHELD
Appointment and Remuneration of Auditor	132,037,460	99.38	825,905	0.62

Approval of the Unallocated Options and Amendments to the Stock Option Plan

Based on the proxies received and the votes by ballot with respect to the adoption of an ordinary resolution to approve the unallocated options and amendments to the Stock Option Plan, the results are as follows:

RESOLUTION No3	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) AGAINST
Ordinary Resolution to approve the unallocated options and amendments to the Stock Option Plan	116,705,710	97.34	3,195,145	2.66

Approval of Amendments to the Employee Share Purchase Plan

Based on the proxies received and the votes by ballot with respect to the adoption of an ordinary resolution to approve the amendments to the Employee Share Purchase Plan, the results are as follows:

RESOLUTION No4	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) AGAINST
Ordinary Resolution to approve the amendments to the Employee Share Purchase Plan	119,095,058	99.33	805,798	0.67

Approval of Amendments to the Restricted Share Unit Plan

Based on the proxies received and the votes by ballot with respect to the adoption of an ordinary resolution to approve the amendments to the Restricted Share Unit Plan, the results are as follows:

RESOLUTION No5	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) AGAINST
Ordinary Resolution to approve the amendments to the Restricted Share Unit Plan	116,069,856	96.80	3,830,999	3.20

Approval of the Continuation of the Amended and Restated Shareholder Rights Plan

Based on the proxies received and the votes by ballot with respect to the adoption of an ordinary resolution to approve the continuation of the Amended and Restated Shareholder Rights Plan, the results are as follows:

RESOLUTION No6	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) AGAINST
Ordinary Resolution to approve the continuation of the Amended and Restated Shareholder Rights Plan	117,285,888	97.82	2,614,967	2.18

Advisory Resolution on Executive Compensation

Based on the proxies received and the votes by ballot with respect to the adoption of an advisory resolution accepting the Corporation’s approach to executive compensation, the results are as follows:

RESOLUTION No7	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) AGAINST
Advisory Resolution on Executive Compensation	115,920,896	96.68	3,979,828	3.32

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 14.7% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com